FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047155

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Second Quarter Results 2002

BP p.l.c.
(Translation of registrant's name into English)

BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON EC2M 7BA,
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BP p.l.c.
(Registrant)

Date: 30 July 2002

Signed...
Deputy Company Secretary

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit

1. Announcement dated July 30, 2002 titled "Group Results Second Quarter and Half Year 2002".

2. Announcement dated July 30, 2002 titled "Investor Relations Supplement Second Quarter and Half Year 2002".

Exhibit 1

BP p.l.c.

Group Results
Second Quarter and Half Year 2002

London 30 July 2002

FOR IMMEDIATE RELEASE

PERFORMANCE AND GROWTH FIRMLY ON TRACK

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001	%
2,648	924	**1,293**	Replacement cost profit before exceptional items	**2,217**	5,649	
103	120	**351**	Special items[a]	**471**	143	
680	538	**537**	Acquisition amortization[b]	**1,075**	1,351	
3,431	1,582	**2,181**	**Pro forma result adjusted for special items**	**3,763**	7,143	(47)
10.77	4.94	**6.71**	- per ordinary share (pence)	**11.65**	22.08	(47)
15.29	7.06	**9.72**	- per ordinary share (cents)	**16.78**	31.80	(47)
0.92	0.42	**0.59**	- per ADS (dollars)	**1.01**	1.91	

- BP's second quarter pro forma result, adjusted for special items, was $2,181 million, compared with $3,431 million a year ago, a reduction of 36%. For the half year, the result was $3,763 million compared to $7,143 million. Replacement cost profit, before exceptional items, for the second quarter and half year was $1,293 million and $2,217 million respectively, compared with $2,648 million and $5,649 million a year ago.
- The second quarter and first half results reflect a less favourable environment than a year ago for Exploration and Production and Refining and Marketing. For the half year, oil realizations were down nearly $4 per barrel, gas realizations were down nearly $2 per thousand cubic feet, and the indicator refining margin was down over $3 per barrel. Demand for most chemical products has improved but margins remain weak.
- Underlying performance improvements were $0.4 billion before tax for the half year. We are on track for the year's target of $1.4 billion before tax. Hydrocarbon production increased by over 5% and over 3% in the second quarter and half year respectively. This is consistent with the targeted increase for the year.
- First half year return on average capital employed, on a pro forma basis adjusted for special items, was 13% compared with 24% in 2001.
- Quarterly dividend increased from 5.75 cents to 6.0 cents per share ($0.36 per ADS). This compares with 5.5 cents a year ago. For the half year the dividend showed an increase of 9%. In sterling terms, the quarterly dividend was 3.875 pence per share compared with 3.911 pence a year ago; for the half year the increase was 5%.

BP Group Chief Executive, Lord Browne, said:

"Although the upstream and downstream business environment showed some improvement over the first quarter, the half year's trading conditions were significantly less favourable than a year ago. Our continued performance delivery has underpinned our capability to increase the dividend."

The pro forma result, adjusted for special items, has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better both BP's current performance, in the context of past performance, and its performance against that of its competitors.

[a] The special items refer to non-recurring charges and credits. The special items for the second quarter comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdölchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

[b] Depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

Summary Quarterly Results

Exploration and Production's second quarter result was down 26% on a year ago due to significantly lower liquids and natural gas realizations, down 8% and 29% respectively. Total hydrocarbon production for the quarter was at a record level and up over 5% compared to the same period last year.

In Gas, Power and Renewables, the result was down 29% compared to a year ago, primarily reflecting weaker market conditions.

The Refining and Marketing result decreased 61%, reflecting significantly lower worldwide refining margins, down 64% compared to the second quarter of 2001.

The Chemicals result increased significantly compared with the prior quarter, reflecting higher margins.

Interest expense for the quarter was $314million, compared to $333 million for the prior quarter, reflecting slightly lower interest rates, with average debt similar in both quarters. Interest expense for the half year, adjusted for special items, was down $180million from a year ago, reflecting lower interest rates.

The pro forma effective tax rate on replacement cost profit, before exceptional items, and adjusted for special items, was 36%. Special items include a $355million adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

The deal with E.ON announced last year has now been completed. Following BP's acquisition of 51% of Veba Oil in the first quarter, most of Veba's upstream oil and gas assets were sold to Petro-Canada in May, with BP receiving $1.5 billion proceeds. On 30 June, E.ON's remaining 49% stake in Veba Oil was acquired for $2.4 billion. In addition, following a decision on 5 July by the German Minister for Economics and Technology (which is now being challenged in the German Courts), E.ON acquired BP's 25.5% stake in Ruhrgas for $2.4 billion.

Capital expenditure, excluding acquisitions, was $3.0 billion for the quarter. Total capital expenditure and acquisitions was $6.1 billion, including $2.4 billion for the purchase of the remaining 49% of Veba. Disposal proceeds were $2.5 billion for the quarter, including $1.5 billion from the sale of Veba upstream assets.

Net cash inflow was $1,891 million, compared to an outflow of $2,136 million a year ago; tax payments were lower and disposal proceeds higher.

Net debt at the end of the quarter was $19.8 billion. The pro forma ratio of net debt to net debt plus equity was 28%, compared with 29% at the end of 2001.

Net special and exceptional items before tax were a credit to income of $357 million and $63 million in the quarter and half year, respectively. In addition, there was a tax special item of $355 million in the second quarter. The sale of the Ruhrgas interest in the third quarter is expected to result in an exceptional gain of $1.6billion.

The financial information for 2001 has been restated to reflect (i) the adoption by the group of FRS 19 'Deferred Tax' with effect from 1 January 2002; and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on 1 January 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 1 on page 20 for further information.

The commentaries above and following are based on the pro forma replacement cost operating results, before exceptional items, adjusted for special items.

SEC Filing of Results: BP notes that the US Public Company Accounting Reform and Investor Protection Act 2002 is expected to become law imminently and that the Act requires the SEC to issue new rules relating to certain of the Act's provisions. In light of the uncertainty as to the scope and content of these rules and of the short notice of the effectiveness of the Act for foreign private issuers, BP expects to delay the filing of its Form 6-K containing second quarter financial information with the reconciliation to US GAAP until around 3 September 2002.

Reconciliation of Reported Results to Pro Forma Results Adjusted for Special items

Pro Forma Result adjusted for special items			2Q 2002				*Pro Forma Result adjusted for special items*	
2Q 2001	1Q 2002	2Q 2002	*Special Items*[a]	*Acq. Amort*[b]	Reported Earnings	$ million	First Half 2002	First Half 2001
3,918	*2,400*	***2,889***	*90*	*341*	**2,458**	Exploration and Production	***5,289***	*9,054*
161	*111*	***114***	–	–	**114**	Gas, Power and Renewables	***225***	*261*
1,762	*287*	***685***	*(114)*	*196*	**603**	Refining and Marketing	***972***	*2,756*
9	*108*	***246***	*43*	–	**203**	Chemicals	***354***	*90*
(116)	*(125)*	***(128)***	–	–	**(128)**	Other businesses and corporate	***(253)***	*(231)*
5,734	*2,781*	***3,806***	*19*	*537*	3,250	RC operating profit	***6,587***	*11,930*
(391)	*(333)*	***(314)***	–	–	**(314)**	Interest expense	***(647)***	*(827)*
(1,894)	*(857)*	***(1,243)***	*348*	–	**(1,591)**	Taxation	***(2,100)***	*(3,934)*
(18)	*(9)*	***(68)***	*(16)*	–	**(52)**	MSI	***(77)***	*(26)*
3,431	*1,582*	***2,181***	*351*	*537*	1,293	**RC profit before exceptional items**	*3,763*	*7,143*
					376	Exceptional items before tax		
					(160)	Taxation on exceptional items		
					1,509	RC profit after exceptional items		
					531	Stock holding gains		
					2,040	**HC profit**		

(a) The special items refer to non-recurring charges and credits. The special items for the second quarter comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdölchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

Operating Results

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
4,945	2,058	**3,250**	**Replacement cost operating profit** ($m)	**5,308**	10,417
2,648	924	**1,293**	**Replacement cost profit before exceptional items** ($m)	**2,217**	5,649
			Profit after exceptional items ($m)		
2,701	854	**1,509**	Replacement cost	**2,363**	5,769
2,741	1,296	**2,040**	Historical cost	**3,336**	5,571
			Per ordinary share (cents)		
15.29	7.06	**9.72**	Pro forma result adjusted for special items	**16.78**	31.80
11.80	4.12	**5.77**	RC profit before exceptional items	**9.89**	25.15
12.21	5.78	**9.10**	HC profit after exceptional items	**14.88**	24.80
			Per ADS (cents)		
91.74	42.36	**58.32**	Pro forma result adjusted for special items	**100.68**	190.80
70.80	24.72	**34.62**	RC profit before exceptional items	**59.34**	150.90
73.26	34.68	**54.60**	HC profit after exceptional items	**89.28**	148.80

Exploration and Production

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
3,427	1,928	**2,458**	**Replacement cost operating profit**	**4,386**	8,093
–	127	**90**	**Special items**	**217**	–
491	345	**341**	**Acquisition amortization**	**686**	961
3,918	2,400	**2,889**	**Pro forma operating result adjusted for special items**	**5,289**	9,054
			Results include:		
81	124	**222**	Exploration expense	**346**	250
			Of which:		
22	59	**147**	Exploration expenditure written off	**206**	130
			Crude oil and natural gas liquids production (mb/d) (Net of royalties)		
471	482	**481**	UK	**481**	491
92	104	**108**	Rest of Europe	**106**	95
742	760	**791**	USA	**775**	732
580	643	**672**	Rest of World	**658**	593
1,885	1,989	**2,052**	**Total liquids production**	**2,020**	1,911
			Natural gas production[a] (mmcf/d) (Net of royalties)		
1,690	1,628	**1,602**	UK	**1,615**	1,920
121	162	**157**	Rest of Europe	**159**	144
3,550	3,561	**3,565**	USA	**3,563**	3,509
3,193	3,395	**3,343**	Rest of World	**3,369**	3,150
8,554	8,746	**8,667**	**Total natural gas production**	**8,706**	8,723
			Average liquids realizations[b] ($/bbl)		
26.58	20.67	**24.59**	UK	**22.59**	25.78
23.58	17.26	**21.81**	USA	**19.61**	24.18
23.93	18.63	**22.20**	Rest of World	**20.43**	23.72
24.74	18.77	**22.81**	*BP Average*	**20.81**	24.77
			Average oil marker prices ($/bbl)		
27.39	21.13	**25.07**	Brent	**23.12**	26.57
27.88	21.54	**26.30**	West Texas Intermediate	**23.94**	28.30
26.05	19.76	**25.04**	Alaska North Slope US West Coast	**22.42**	25.49
			Average natural gas realizations ($/mcf)		
2.85	3.12	**2.50**	UK	**2.81**	3.23
4.35	2.13	**2.76**	USA	**2.44**	5.73
2.58	1.93	**2.04**	Rest of World	**1.98**	2.97
3.43	2.27	**2.45**	BP Average	**2.36**	4.21
4.66	2.35	**3.38**	**Henry Hub gas price**[c] ($/mmbtu)	**2.87**	5.86
21.66	19.22	**12.10**	**UK Gas - National Balancing Point** (p/therm)	**15.63**	22.21

[a] Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
[b] Crude oil and natural gas liquids.
[c] *Henry Hub First of the Month Index.*

Exploration and Production

The pro forma result for the second quarter was $2,889million, down $1,029million compared to a year ago, when adjusted for special items of $90million relating to significant restructuring to reposition the business in North America and the North Sea.

Total hydrocarbon production for the quarter at 3,546mboe/d was at a record level, up 5.5% on a year ago reflecting the continued ramp-up of projects commissioned in 2001, start-up of the King field in the Gulf of Mexico, improved operating efficiencies, and the increased interest in Sidanco which more than offset the impact of OPEC related quota restrictions and divestments.

The quarter's result was significantly affected by lower oil and natural gas prices compared to a year ago. Average liquids realizations declined by some $2 a barrel. Both Brent and WTI marker prices were down, and the realizations were also impacted by significantly lower North American NGL prices. The result included a charge of $83million for Unrealized Profit In Stock (UPIS) to remove the upstream margin from downstream inventories, following oil price rises since the first quarter. The equivalent quarter last year included a UPIS credit of $40million. Overall gas realizations were down by around $1 a thousand cubic feet. North American gas realizations also suffered from widening regional differentials to the Henry Hub marker caused by short term transportation capacity restrictions from the San Juan and Rockies basins. European gas prices also fell. Higher exploration expense was mainly due to an $85 million write-off relating to the Neptune prospect in the deepwater Gulf of Mexico. BP relinquished the lease after concluding that the discovered volumes did not rank highly enough in BP's portfolio of investment opportunities.

The half year result at $5,289 million, down $3,765 million on a year ago, also reflected the impact of significantly lower oil and gas prices and higher exploration expense, partly offset by strong underlying improvements through volume growth and lower lifting costs, which were 6% down on a year ago.

In support of our long term growth plans, capital expenditure was $4.44billion for the half year excluding acquisitions of $0.44 billion. Projected start-ups in the second half include King's Peak, Horn Mountain and Princess in the Gulf of Mexico and Trinidad's LNG Train 2. Approvals were given for the second phase of the Azeri-Chirag-Gunashli development (BP 34% and operator) in Azerbaijan and the Baku-Tbilisi-Ceyhan pipeline from the Caspian Sea to the Mediterranean.

Gas, Power and Renewables

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
161	111	**114**	**Replacement cost operating profit**	**225**	261
–	–	**–**	**Special items**	**–**	–
–	–	**–**	**Acquisition amortization**	**–**	–
161	111	**114**	**Pro forma operating result adjusted for special items**	**225**	261
			Gas sales volumes (mmcf/d)		
2,481	2,619	**2,349**	UK	**2,483**	2,938
201	413	**390**	Rest of Europe	**402**	226
8,516	8,733	**8,451**	USA	**8,591**	8,259
6,839	9,289	**8,618**	Rest of World	**8,952**	7,121
18,037	21,054	**19,808**	**Total gas sales volumes**	**20,428**	18,544
			NGL sales volumes (mb/d)		
–	–	**–**	UK	**–**	–
–	–	**–**	Rest of Europe	**–**	–
206	203	**189**	USA	**196**	214
171	181	**196**	Rest of World	**189**	189
377	384	**385**	**Total NGL sales volumes**	**385**	403

Gas, Power and Renewables

The pro forma result for the second quarter and half year was $114million and $225 million respectively, compared with $161 million and $261 million a year ago. The reduction in the second quarter result is due to less volatile trading conditions compared to the second quarter of 2001. The contributions in the second quarter from the NGL business and Ruhrgas are both slightly up on the comparative period in 2001. The half year result similarly reflects a lower marketing and trading result, partly offset by an improvement from the NGL business. BP Solar production continues to expand, and is up over 30% in the first half compared to a year ago.

During the quarter, BP announced it had reached agreement to sell its UK contract energy management business to Elyo, a subsidiary of Tractebel.

In June, BP purchased a 5% stake in Enagas, the Spanish national gas infrastructure company, for $70 million. This investment enhances our equity gas position in Trinidad and Algeria by supporting and growing our access to the Spanish market.

Refining and Marketing

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
1,464	68	**603**	**Replacement cost operating profit**	**671**	2,204
109	26	**(114)**	**Special items**	**(88)**	162
189	193	**196**	**Acquisition amortization**	**389**	390
1,762	287	**685**	**Pro forma operating result adjusted for special items**	**972**	2,756
			Refinery throughputs (mb/d)		
315	392	**376**	UK	**384**	313
623	833	**924**	Rest of Europe	**879**	658
1,642	1,394	**1,464**	USA	**1,429**	1,582
375	375	**339**	Rest of World	**357**	380
2,955	2,994	**3,103**	**Total throughput**	**3,049**	2,933
			Oil sales volumes (mb/d)		
			Refined products		
270	256	**230**	UK	**243**	265
1,031	1,275	**1,444**	Rest of Europe	**1,360**	1,057
1,954	1,834	**1,941**	USA	**1,888**	1,914
601	600	**522**	Rest of World	**561**	590
3,856	3,965	**4,137**	**Total marketing sales**	**4,052**	3,826
2,022	2,535	**2,342**	**Trading/supply sales**	**2,439**	2,090
5,878	6,500	**6,479**	**Total refined product sales**	**6,491**	5,916
4,131	4,809	**4,915**	**Crude oil**	**4,862**	4,307
10,009	11,309	**11,394**	**Total oil sales**	**11,353**	10,223
			Global Indicator Refining Margin[a] ($/bbl)		
3.35	0.09	**0.59**	NWE	**0.34**	2.85
7.71	2.04	**2.62**	USGC	**2.33**	7.21
10.51	2.06	**3.76**	Midwest	**2.91**	7.18
9.11	5.43	**4.46**	USWC	**4.95**	10.02
0.96	0.21	**0.18**	Singapore	**0.20**	0.83
5.78	1.64	**2.06**	BP Average	**1.85**	5.02

[a] The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

Refining and Marketing

The pro forma result, after adjusting for special items, for the second quarter was $685 million, down $1,077 million from the same period last year. The special items included business interruption insurance proceeds of $184 million, partly offset by costs of $47 million associated with an Olympic pipeline incident in 1999, and Veba integration costs of $23 million. The half year result is down $1,784 million on a year ago. The results for both periods reflect substantially lower worldwide refining margins and lower US retail margins in the first quarter.

Refining throughputs increased by 5% compared with the second quarter of 2001, due to the effect of the Veba acquisition, which more than offset the divestments of the Mandan, Salt Lake City and Yorktown refineries in the USA. Marketing volumes increased by 7% reflecting the Veba acquisition; excluding Veba, volumes were down 4% due to lower aviation fuel demand, retail divestments and reductions in lower-margin marine and commercial sales.

Retail shop sales for the second quarter increased by 67% compared with a year ago, primarily reflecting the Veba acquisition; excluding Veba, retail shop sales were up 13%, reflecting the impact of new BP Connect stations and worldwide growth in shop sales.

During the quarter, BP opened an additional 62 BP Connect stations, primarily in the USA and UK, bringing the total number of BP Connect stations worldwide to 433. An additional 1,600 sites were reimaged in the second quarter, bringing the total number of sites with the BP helios to some 6,900 worldwide.

In May, BP announced that it had taken the first step to phase out MTBE, by the end of the year, in the gasoline it sells in California, by signing contracts with several ethanol suppliers. In addition, BP has introduced ultra low sulphur emission control diesel fuel in California.

Chemicals

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
9	76	**203**	***Replacement cost operating profit***	**279**	90
–	32	**43**	**Special items**	**75**	–
–	–	**–**	**Acquisition amortization**	**–**	–
9	108	**246**	**Pro forma operating result adjusted for special items**	**354**	90
105	80	**109**[b]	**Chemicals Indicator Margin**[a] **($/te)**	**95**[b]	104
			Chemicals production (kte)		
799	829	**837**	UK	**1,666**	1,529
1,796	2,583	**2,595**	Rest of Europe	**5,178**	3,484
2,108	2,489	**2,695**	USA	**5,184**	4,365
618	710	**762**	Rest of World	**1,472**	1,320
5,321	6,611	**6,889**	**Total production**	**13,500**	10,698

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the second quarter is based on two months' actuals and one month of provisional data.

Chemicals

Chemicals' pro forma result for the second quarter, after adjusting for special items, was $246 million, up from $108 million in the first quarter, reflecting lower unit costs and firmer margins. The half year result is $264 million above that of a year ago, reflecting increased sales volumes, partly offset by weaker margins. Operating costs were lower due to restructuring benefits and reliability improvements. Special charges for the quarter include $29million for restructuring of our Research and Technology facilities and Solvay and Erdölchemie integration costs of $14million.

Record production of 6,889 thousand tonnes in the second quarter was 278 thousand tonnes above the first quarter. Production for the second quarter and first half was 29% and 26% higher than a year ago, respectively, as a result of the Solvay, Erdölchemie and Veba transactions, new plants, improved reliability and improving demand.

During the quarter, we completed the sale of our plastics fabrication business as part of our overall plan to divest non-core businesses.

Other Businesses and Corporate

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
(116)	(125)	**(128)**	**Replacement cost operating loss**	**(253)**	(231)
–	–	**–**	**Special items**	**–**	–
–	–	**–**	**Acquisition amortization**	**–**	–
(116)	(125)	**(128)**	**Pro forma operating result adjusted for special items**	**(253)**	(231)

Other businesses and corporate comprises Finance, the group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

Exceptional Items

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
171	(109)	**376**	Profit (loss) on sale of fixed assets and businesses or termination of operations	**267**	389
(118)	39	**(160)**	Taxation credit (charge)	**(121)**	(269)
53	(70)	**216**	**Exceptional items after taxation**	**146**	120

Exceptional items for the second quarter include a gain on the redemption of certain preferred limited partnership interests BP retained following the Altura Energy common interest disposal in 2000 in exchange for BP loan notes held by the partnership, partly offset by a loss on the sale of the plastics fabrication business.

2002 Dividends

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
			Dividends per ordinary share		
5.50	5.75	**6.00**	cents	**11.75**	10.75
3.911	4.051	**3.875**	pence	**7.926**	7.576
33.0	34.5	**36.0**	**Dividends per ADS** (cents)	**70.5**	64.5

BP today announced a second quarterly dividend for 2002 of 6.0 cents per ordinary share. Holders of ordinary shares will receive 3.875 pence per share and holders of American Depository Receipts (ADRs) $0.36 per ADS share. The dividend is payable on 9 September to shareholders on the register on 16 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 9 September.

Outlook

BP Group Chief Executive, Lord Browne, concluded:

"The world economy continued to recover during the second quarter and further growth is expected in the third quarter, though recent financial market weakness poses a downside risk to this economic outlook. BP's overall trading environment improved to around "mid-cycle" during the second quarter, but was below this level on average for the half year.

"Crude oil prices have remained firm. The market has shown some signs of underlying strength as inventories stabilized rather than built seasonally. OPEC left its production quotas unchanged at its June meeting. Geopolitical concerns have remained. Realized prices are expected to remain close to the range experienced in the second quarter, assuming OPEC production continues around current levels.

"US natural gas prices have softened and are at a discount to residual fuel oil. Gas in storage is at a high level and summer injections to date have been strong despite the commissioning of new gas fired power generation capacity. Third quarter realizations are expected to be in a lower range than in the second quarter.

"Full year production remains on track to grow at our target annual rate, as new projects, including King's Peak, Horn Mountain and Princess in the Gulf of Mexico and Trinidad LNG train 2 are due on stream during the second half of the year.

"Refining margins have been volatile across all regions. Product inventories are high compared with 1997-2001 average levels and this situation is likely to continue during the third quarter, limiting upward potential in refining margins.

"Retail margins have stabilized, having recovered from the low levels experienced during the first quarter. Competitive pressure, especially in the USA, remains strong.

"During the second quarter, demand for most chemical products improved, in part reflecting restocking by end-users. Margins, however, still remain weak and any strengthening is dependent upon continued global economic recovery.

"Capital expenditure is on track for the upper end of the year's target range of $12-13 billion, excluding acquisitions. The net debt ratio was below the mid-point of the 25-35% range at the end of the second quarter and is likely to remain relatively stable around this level as the payment for the purchase of the remaining interest in Veba has been offset by the receipt of Ruhrgas proceeds in July. The company intends to restart its share buyback programme and to operate it whilst the trading environment is above mid-cycle."

The foregoing discussion, in particular the statements under 'Outlook', focuses on certain trends and general market and economic conditions and outlook on production levels or rates, prices, margins, debt, targeted performance improvement, levels of annual investment and currency exchange rates and, as such, are forward-looking statements that involve risk and uncertainty that could cause actual results and developments to differ materially from those expressed or implied by this discussion. By their nature, trends and outlook on production, price, margin, debt, profitability and currency exchange rates are difficult to forecast with any precision, and there are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including specific factors accompanying such statements; future levels of industry product supply, demand and pricing; currency exchange rates; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; and wars and acts of terrorism and sabotage. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts and in the Annual Report on Form 20 -F filed with the US Securities and Exchange Commission.

Summarized Group Results

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
	$ million			$ million	
3,427	1,928	**2,458**	Exploration and Production	**4,386**	8,093
161	111	**114**	Gas, Power and Renewables	**225**	261
1,464	68	**603**	Refining and Marketing	**671**	2,204
9	76	**203**	Chemicals	**279**	90
(116)	(125)	**(128)**	Other businesses and corporate	**(253)**	(231)
4,945	2,058	**3,250**	**Total replacement cost operating profit**	**5,308**	10,417
171	(109)	**376**	Profit (loss) on sale of fixed assets and businesses or termination of operations (Note 4)	**267**	389
5,116	1,949	**3,626**	**Replacement cost profit before interest and tax**	**5,575**	10,806
40	473	**525**	Stock holding gains (losses) (Note 6)	**998**	(198)
5,156	2,422	**4,151**	**Historical cost profit before interest and tax**	**6,573**	10,608
441	333	**314**	Interest expense (Note 7)	**647**	887
4,715	2,089	**3,837**	**Profit before taxation**	**5,926**	9,721
1,956	753	**1,751**	Taxation (Note 8)	**2,504**	4,124
2,759	1,336	**2,086**	**Profit after taxation**	**3,422**	5,597
18	40	**46**	Minority shareholders' interest	**86**	26
2,741	1,296	**2,040**	**Profit for the period**	**3,336**	5,571
1,236	1,290	**1,347**	**Distribution to shareholders**	**2,637**	2,414
			Earnings per ordinary share - cents		
12.21	5.78	**9.10**	Basic	**14.88**	24.80
12.14	5.75	**9.05**	Diluted	**14.80**	24.65

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	**Replacement Cost Results**	First Half 2002	First Half 2001
2,741	1,296	**2,040**	Historical cost profit for the period	**3,336**	5,571
(40)	(442)	**(531)**	Stock holding (gains) losses net of MSI	**(973)**	198
2,701	854	**1,509**	**Replacement cost profit for the period**	**2,363**	5,769
(53)	70	**(216)**	Exceptional items, net of tax	**(146)**	(120)
2,648	924	**1,293**	**Replacement cost profit before exceptional items**	**2,217**	5,649
			Earnings per ordinary share - cents		
11.80	4.12	**5.77**	**On replacement cost profit before exceptional items**	**9.89**	25.15

Summarized Group Balance Sheet

	30 June 2002	31 December 2001
	$ million	
Fixed assets		
Intangible assets	**16,163**	16,489
Tangible assets	**85,587**	77,410
Investments	**12,257**	11,963
	114,007	105,862
Current assets		
Stocks	**9,818**	7,631
Debtors	**32,344**	26,669
Investments	**285**	450
Cash at bank and in hand	**1,284**	1,358
	43,731	36,108
Creditors – amounts falling due within one year		
Finance debt	**8,854**	9,090
Other creditors	**38,400**	28,524
Net current liabilities	**(3,523)**	(1,506)
Total assets less current liabilities	**110,484**	104,356
Creditors – amounts falling due after more than one year		
Finance debt	**12,555**	12,327
Other creditors	**3,380**	3,086
Provisions for liabilities and charges		
Deferred taxation	**13,318**	11,702
Other provisions	**13,105**	11,482
Net assets	**68,126**	65,759
Minority shareholders' interest	**558**	598
BP shareholders' interest	**67,568**	65,161

Movement in BP shareholders' interest:	**$ million**
At 31 December 2001	74,367
Prior year adjustment - change in accounting policy (See Note 1)	(9,206)
As restated	65,161
Profit for the period	3,336
Distribution to shareholders	(2,637)
Currency translation differences	1,585
Employee share schemes	123
At 30 June 2002	**67,568**

Summarized Group Cash Flow Statement

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
	$ million			$ million	
5,076	3,636	**5,133**	**Net cash inflow from operating activities (a)**	**8,769**	11,816
54	83	**16**	**Dividends from joint ventures**	**99**	66
159	53	**154**	**Dividends from associated undertakings**	**207**	269
			Servicing of finance and returns on investments		
59	48	**57**	Interest received	**105**	150
(384)	(309)	**(342)**	Interest paid	**(651)**	(745)
30	2	**58**	*Dividends received*	**60**	38
(5)	(13)	**(3)**	Dividends paid to minority shareholders	**(16)**	(5)
(300)	(272)	**(230)**	**Net cash outflow from servicing of finance and returns on investments**	**(502)**	(562)
			Taxation		
(169)	(187)	**(167)**	UK corporation tax	**(354)**	(373)
(2,213)	(258)	**(760)**	Overseas tax	**(1,018)**	(2,148)
(2,382)	(445)	**(927)**	**Tax paid**	**(1,372)**	(2,521)
			Capital expenditure and financial investment		
(3,016)	(2,799)	**(2,793)**	Payments for fixed assets	**(5,592)**	(5,593)
232	317	**939**	Proceeds from the sale of fixed assets	**1,256**	926
(2,784)	(2,482)	**(1,854)**	**Net cash outflow for capital expenditure and financial investment**	**(4,336)**	(4,667)
			Acquisitions and disposals		
(148)	(143)	**(488)**	Investments in associated undertakings	**(631)**	(268)
(560)	(1,550)	**(139)**	Acquisitions, net of cash acquired	**(1,689)**	(560)
(72)	(46)	**(68)**	Net investment in joint ventures	**(114)**	(133)
–	31	**1,584**	Proceeds from the sale of businesses	**1,615**	–
(780)	(1,708)	**889**	**Net cash (outflow) inflow for acquisitions and disposals**	**(819)**	(961)
(1,179)	(1,288)	**(1,290)**	**Equity dividends paid**	**(2,578)**	(2,360)
(2,136)	(2,423)	**1,891**	**Net cash (outflow) inflow**	**(532)**	1,080
(1,669)	(2,283)	**2,017**	Financing **(b)**	**(266)**	1,197
(404)	(165)	**33**	Management of liquid resources	**(132)**	(102)
(63)	25	**(159)**	Increase (decrease) in cash	**(134)**	(15)
(2,136)	(2,423)	**1,891**		**(532)**	1,080

Analysis of Cash Flow

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
$ million				$ million	
			(a) Reconciliation of historical cost profit before interest and tax to net cash inflow from operating activities		
5,156	2,422	**4,151**	Historical cost profit before interest and tax	**6,573**	10,608
2,130	2,153	**2,227**	Depreciation and amounts provided	**4,380**	4,297
22	59	**147**	Exploration expenditure written off	**206**	130
(282)	(256)	**(288)**	Share of profits of joint ventures and associated undertakings	**(544)**	(613)
(127)	(63)	**(118)**	Interest and other income	**(181)**	(230)
(171)	109	**(374)**	(Profit) loss on sale of fixed assets and businesses	**(265)**	(389)
541	169	**325**	Charge for provisions	**494**	706
(329)	(238)	**(373)**	Utilization of provisions	**(611)**	(635)
(371)	(496)	**(807)**	(Increase) decrease in stocks	**(1,303)**	(13)
(399)	(410)	**(1,614)**	(Increase) decrease in debtors	**(2,024)**	(1,468)
(1,094)	187	**1,857**	Increase (decrease) in creditors	**2,044**	(577)
5,076	3,636	**5,133**	**Net cash inflow from operating activities**	**8,769**	11,816
			(b) Financing		
(505)	(1,746)	**(752)**	Long-term borrowing	**(2,498)**	(1,022)
1,034	234	**663**	Repayments of long-term borrowing	**897**	1,180
(2,589)	(3,499)	**(753)**	Short-term borrowing	**(4,252)**	(2,750)
172	2,819	**2,891**	Repayments of short-term borrowing	**5,710**	3,127
(1,888)	(2,192)	**2,049**		**(143)**	535
(64)	(91)	**(32)**	Issue of ordinary share capital	**(123)**	(120)
283	–	**–**	Repurchase of ordinary share capital	**–**	782
(1,669)	(2,283)	**2,017**	Net cash (inflow) outflow from financing	**(266)**	1,197

Capital Expenditure and Acquisitions

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
$ million				$ million	
			By business		
			Exploration and Production		
289	261	**247**	UK	**508**	457
86	71	**57**	Rest of Europe	**128**	151
1,243	1,167	**1,077**	USA	**2,244**	2,170
805	814	**1,192**	Rest of World[a]	**2,006**	1,511
2,423	2,313	**2,573**		**4,886**	4,289
			Gas, Power and Renewables		
6	16	**5**	UK	**21**	14
15	4	**87**	Rest of Europe[b]	**91**	26
40	16	**32**	USA[c]	**48**	57
7	10	**8**	Rest of World	**18**	7
68	46	**132**		**178**	104
			Refining and Marketing		
67	76	**100**	UK	**176**	178
114	2,732	**2,556**	Rest of Europe[d]	**5,288**	161
227	303	**260**	USA	**563**	407
79	26	**49**	Rest of World	**75**	111
487	3,137	**2,965**		**6,102**	857
			Chemicals		
63	8	**17**	UK	**25**	129
538	45	**60**	Rest of Europe[e]	**105**	554
96	42	**55**	USA	**97**	174
69	93	**38**	Rest of World	**131**	125
766	188	**170**		**358**	982
52	52	**267**	**Other businesses and corporate[f]**	**319**	101
3,796	5,736	**6,107**		**11,843**	6,333
			By geographical area		
448	409	**400**	UK	**809**	842
758	2,852	**2,953**	Rest of Europe	**5,805**	897
1,628	1,531	**1,467**	USA	**2,998**	2,838
962	944	**1,287**	Rest of World	**2,231**	1,756
3,796	5,736	**6,107**		**11,843**	6,333

(a) 2Q and first half 2002 included the acquisition of an additional interest in Sidanco.
(b) 2Q and first half 2002 included the acquisition of a 5% stake in Enagas.
(c) 2Q and first half 2001 included investment in Green Mountain Energy Company.
(d) 1Q 2002 and 2Q 2002 included the acquisition of 51% and 49% of Veba respectively.
(e) 2Q and first half 2001 included the acquisition of Bayer's 50% interest in Erdölchemie.
(f) 2Q and first half 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	**US dollar/Sterling exchange rates**	First Half 2002	First Half 2001
1.42	1.43	**1.46**	Average rate for the period	**1.44**	1.44
1.41	1.42	**1.52**	Period-end rate	**1.52**	1.41

Analysis of Replacement Cost Operating Profit

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
$ million				$ million	
			By business		
			Exploration and Production		
970	727	**649**	UK	**1,376**	2,124
190	152	**172**	Rest of Europe	**324**	416
1,200	322	**771**	USA	**1,093**	3,311
1,067	727	**866**	Rest of World	**1,593**	2,242
3,427	1,928	**2,458**		**4,386**	8,093
			Gas, Power and Renewables		
37	2	**1**	UK	**3**	47
35	47	**35**	Rest of Europe	**82**	98
86	(25)	**13**	USA	**(12)**	111
3	87	**65**	Rest of World	**152**	5
161	111	**114**		**225**	261
			Refining and Marketing		
(116)	(124)	**(61)**	UK	**(185)**	(227)
177	139	**249**	Rest of Europe	**388**	313
1,262	(79)	**279**	USA	**200**	1,856
141	132	**136**	Rest of World	**268**	262
1,464	68	**603**		**671**	2,204
			Chemicals		
(33)	(31)	**(10)**	UK	**(41)**	(83)
19	47	**64**	Rest of Europe	**111**	99
(1)	23	**84**	USA	**107**	12
24	37	**65**	Rest of World	**102**	62
9	76	**203**		**279**	90
(116)	(125)	**(128)**	**Other businesses and corporate**	**(253)**	(231)
4,945	2,058	**3,250**		**5,308**	10,417
			By geographical area		
814	530	**504**	UK	**1,034**	1,741
429	386	**526**	Rest of Europe	**912**	914
2,485	158	**1,103**	USA	**1,261**	5,170
1,217	984	**1,117**	Rest of World	**2,101**	2,592
4,945	2,058	**3,250**		**5,308**	10,417
			Included above		
125	70	**89**	Share of profits of joint ventures	**159**	227
157	188	**196**	Share of profits of associated undertakings	**384**	386
282	258	**285**		**543**	613

Notes

1. Restatement of comparative information

Comparative information for 2001 has been restated to reflect the changes described below.

(a) **Transfer of solar, renewables and alternative fuels activities**

With effect from 1 January 2002, the solar, renewables and alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.

(b) **New accounting standard for deferred tax**

With effect from 1 January 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less tax in the future. In particular:

- Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.

Balance sheet at 31 December 2001	**Restated**	**Reported**
	$ million	
Fixed assets		
Intangible assets	16,489	15,593
Tangible assets	77,410	77,410
Investments	11,963	12,047
	105,862	105,050
Current assets	36,108	36,108
Creditors – amounts falling due within one year	37,614	37,614
Net current liabilities	(1,506)	(1,506)
Total assets less current liabilities	104,356	103,544
Creditors – amounts falling due after more than one year	15,413	15,413
Provisions for liabilities and charges		
Deferred taxation	11,702	1,655
Other provisions	11,482	11,482
Net assets	65,759	74,994
Minority shareholders' interest	598	627
BP shareholders' interest	65,161	74,367

Notes

Income statements	Restated		Reported	
	Second Quarter 2001	First Half 2001	Second Quarter 2001	First Half 2001
	$ million			
Exploration and Production	3,427	8,093	3,441	8,121
Gas, Power and Renewables	161	261	173	285
Refining and Marketing	1,464	2,204	1,477	2,230
Chemicals	9	90	9	90
Other businesses and corporate	(116)	(231)	(128)	(255)
Total replacement cost operating profit	4,945	10,417	4,972	10,471
Profit (loss) on sale of fixed assets and businesses or termination of operations	171	389	171	389
Replacement cost profit before interest and tax	5,116	10,806	5,143	10,860
Stock holding gains (losses)	40	(198)	40	(198)
Historical cost profit before interest and tax	5,156	10,608	5,183	10,662
Interest expense	441	887	441	887
Profit before taxation	4,715	9,721	4,742	9,775
Taxation	1,956	4,124	1,550	3,268
Profit (loss) after taxation	2,759	5,597	3,192	6,507
Minority shareholders' interest	18	26	21	32
Profit (loss) for the period	2,741	5,571	3,171	6,475
Distribution to shareholders	1,236	2,414	1,236	2,414
Earnings per ordinary share - cents				
Basic	12.21	24.80	14.12	28.82
Diluted	12.14	24.65	14.04	28.65

2. Turnover

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
$ million				$ million	
			By business		
7,441	5,638	**6,539**	Exploration and Production	**12,177**	16,558
10,491	7,768	**8,235**	Gas, Power and Renewables	**16,003**	22,613
34,257	24,889	**31,870**	Refining and Marketing	**56,759**	62,780
3,073	2,642	**3,584**	Chemicals	**6,226**	5,762
138	135	**136**	Other businesses and corporate	**271**	265
55,400	41,072	**50,364**		**91,436**	107,978
6,991	4,782	**6,709**	Less: sales between businesses	**11,491**	14,157
48,409	36,290	**43,655**	Group excluding JVs	**79,945**	93,821
280	279	**404**	Sales of joint ventures	**683**	568
48,689	36,569	**44,059**		**80,628**	94,389
			By geographical area		
			Group excluding JVs		
11,974	10,995	**12,509**	UK	**23,504**	23,914
10,043	9,119	**12,219**	Rest of Europe	**21,338**	19,018
24,791	15,265	**19,663**	USA	**34,928**	47,282
8,929	6,984	**8,035**	Rest of World	**15,019**	18,620
55,737	42,363	**52,426**		**94,789**	108,834
7,328	6,073	**8,771**	Less: sales between areas	**14,844**	15,013
48,409	36,290	**43,655**		**79,945**	93,821

Notes

3. Operating profits are after charging:

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
	$ million			$ million	
			Exploration expense		
–	6	**4**	UK	**10**	4
3	23	**13**	Rest of Europe	**36**	5
40	42	**133**	USA	**175**	133
38	53	**72**	Rest of World	**125**	108
81	124	**222**		**346**	250
			Production taxes [(a)]		
135	63	**90**	UK petroleum revenue tax	**153**	373
298	184	**225**	Overseas production taxes	**409**	643
433	247	**315**		**562**	1,016

(a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in Note 8.

4. Analysis of exceptional items

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
319	5	**427**	Exploration and Production	**432**	277
–	–	**(1)**	Gas, Power and Renewables	**(1)**	(1)
(59)	(45)	**31**	Refining and Marketing	**(14)**	206
(80)	(60)	**(85)**	Chemicals	**(145)**	(86)
(9)	(9)	**4**	Other businesses and corporate	**(5)**	(7)
171	(109)	**376**	**Profit (loss) on sale of fixed assets and businesses or termination of operations**	**267**	389
(118)	39	**(160)**	**Taxation (charge) credit**	**(121)**	(269)
53	(70)	**216**	**Exceptional items after taxation**	**146**	120

5. Replacement cost profit

Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.

Notes

6. Stock holding gains (losses)

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
$ million				$ million	
(9)	3	**(1)**	Exploration and Production	**2**	–
(33)	4	**4**	Gas, Power and Renewables	**8**	(44)
99	495	**444**	Refining and Marketing	**939**	(144)
(17)	(29)	**78**	Chemicals	**49**	(10)
40	473	**525**		**998**	(198)
–	31	**(6)**	Minority shareholders' interest	**25**	–
40	442	**531**		**973**	(198)

7. Interest expense

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
363	267	**261**	Group interest payable[a]	**528**	730
(21)	(15)	**(25)**	Capitalized	**(40)**	(55)
342	252	**236**		**488**	675
13	14	**15**	Joint ventures	**29**	33
36	24	**21**	Associated undertakings	**45**	76
50	43	**42**	Unwinding of discount on provisions	**85**	103
441	333	**314**		**647**	887
50	–	**–**	[a] Includes charges relating to the early redemption of debt	**–**	60

8. Charge for taxation

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
1,640	533	**1,040**	Current	**1,573**	3,375
316	220	**711**	Deferred[a]	**931**	749
1,956	753	**1,751**		**2,504**	4,124
250	189	**646**	UK[a]	**835**	522
1,706	564	**1,105**	Overseas	**1,669**	3,602
1,956	753	**1,751**		**2,504**	4,124
–	–	**355**	[a] Includes the charge relating to the supplementary UK corporation tax of 10%	**355**	–

9. Analysis of changes in net debt

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
	$ million			$ million	
			Opening balance		
18,788	21,417	**24,531**	Finance debt	**21,417**	21,190
1,188	1,358	**1,379**	Less: Cash	**1,358**	1,170
959	450	**286**	Current asset investments	**450**	661
16,641	19,609	**22,866**	**Opening net debt**	**19,609**	19,359
			Closing balance		
20,498	24,531	**21,409**	Finance debt	**21,409**	20,498
1,103	1,379	**1,284**	Less: Cash	**1,284**	1,103
563	286	**285**	Current asset investments	**285**	563
18,832	22,866	**19,840**	**Closing net debt**	**19,840**	18,832
(2,191)	(3,257)	**3,026**	**(Increase) decrease in net debt**	**(231)**	527
(63)	25	**(159)**	Movement in cash/bank overdrafts	**(134)**	(15)
(404)	(165)	**33**	(Decrease) increase in current asset investments	**(132)**	(102)
(1,888)	(2,192)	**2,049**	Net cash (inflow) outflow from financing (excluding share capital)	**(143)**	535
–	–	**1,135**	Partnership interests exchanged for BP loan notes	**1,135**	–
51	25	**19**	Other movements	**44**	82
(47)	(999)	**–**	Debt acquired	**(999)**	(47)
(2,351)	(3,306)	**3,077**	Movement in net debt before exchange effects	**(229)**	453
160	49	**(51)**	Exchange adjustments	**(2)**	74
(2,191)	(3,257)	**3,026**	**(Increase) decrease in net debt**	**(231)**	527

Notes

10. Consolidated statement of cash flows presented on a US GAAP format

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
	$ million			$ million	
			Operating activities		
2,759	1,336	**2,086**	Profit after taxation	**3,422**	5,597
			Adjustments to reconcile profits after tax to net cash provided by operating activities		
2,130	2,153	**2,227**	Depreciation and amounts provided	**4,380**	4,297
22	59	**147**	Exploration expenditure written off	**206**	130
38	(17)	**(23)**	Share of (profit) loss of joint ventures and associates less dividends received	**(40)**	(25)
(171)	109	**(374)**	(Profit) loss on sale of businesses and fixed assets	**(265)**	(389)
(2,683)	(669)	**(652)**	Working capital movement (see analysis below)	**(1,321)**	(1,329)
316	220	**711**	Deferred taxation	**931**	749
222	(108)	**52**	Other	**(56)**	98
2,633	3,083	**4,174**	**Net cash provided by operating activities**	**7,257**	9,128
			Investing activities		
(3,037)	(2,814)	**(2,818)**	Capital expenditures	**(5,632)**	(5,648)
(560)	(1,550)	**(139)**	Acquisitions, net of cash acquired	**(1,689)**	(560)
(148)	(143)	**(488)**	Investment in associated undertakings	**(631)**	(268)
(72)	(46)	**(68)**	Net investment in joint ventures	**(114)**	(133)
232	348	**2,523**	*Proceeds from disposal of assets*	**2,871**	926
(3,585)	(4,205)	**(990)**	**Net cash used in investing activities**	**(5,195)**	(5,683)
			Financing activities		
(219)	91	**32**	Net proceeds from shares issued (repurchased)	**123**	(662)
505	1,746	**752**	*Proceeds from long-term financing*	**2,498**	1,022
(1,034)	(234)	**(663)**	Repayments of long-term financing	**(897)**	(1,180)
2,417	680	**(2,138)**	Net (decrease) increase in short-term debt	**(1,458)**	(377)
(1,179)	(1,288)	**(1,290)**	Dividends paid – BP shareholders	**(2,578)**	(2,360)
(5)	(13)	**(3)**	– Minority shareholders	**(16)**	(5)
485	982	**(3,310)**	**Net cash (used in) received from financing activities**	**(2,328)**	(3,562)
(14)	(3)	**30**	Currency translation differences relating to cash and cash equivalents	**27**	(48)
(481)	(143)	**(96)**	**(Decrease) increase in cash and cash equivalents**	**(239)**	(165)
2,147	1,808	**1,665**	Cash and cash equivalents at beginning of period	**1,808**	1,831
1,666	1,665	**1,569**	Cash and cash equivalents at end of period	**1,569**	1,666
			Analysis of working capital movement		
(371)	(496)	**(807)**	(Increase) decrease in stocks	**(1,303)**	(13)
(502)	(443)	**(1,691)**	(Increase) decrease in debtors	**(2,134)**	(1,546)
(1,810)	270	**1,846**	Increase (decrease) in creditors	**2,116**	230
(2,683)	(669)	**(652)**	**Total working capital movement**	**(1,321)**	(1,329)

Notes

11. Ordinary shares

Shares in issue at 30 June 2002 = 22,463.2 million.
Average number of shares outstanding during January–June 2002 = 22,414.9 million (this excludes shares held by the Employee Share Ownership Plans). Each BP ADS represents six BP Ordinary Shares.

12. Statutory accounts

The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2001 group accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.

Contacts

	London	New York	Frankfurt
Press Office	Roddy Kennedy +44 (0)20 7496 4624	Ian Fowler +1 212 451 8008	
Investor Relations	Fergus MacLeod +44 (0)20 7496 4717	Terry LaMore +1 212 451 8034	Karl Weckel +49 (0)69 71 37 9990

http://www.bp.com/investors

Exhibit 2

BP p.l.c.
Group Results
Second Quarter and Half Year 2002

London 30 July 2002

INVESTOR RELATIONS SUPPLEMENT

Replacement Cost Operating Profit Adjusted for Special Items[a] and Acquisition Amortization[b]

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
			Exploration and Production		
1,009	809	**768**	UK	**1,577**	2,192
190	152	**172**	Rest of Europe	**324**	416
1,620	665	**1,047**	USA	**1,712**	4,137
1,099	774	**902**	Rest of World	**1,676**	2,309
3,918	2,400	**2,889**		**5,289**	9,054
			Gas, Power and Renewables		
37	2	**1**	UK	**3**	47
35	47	**35**	Rest of Europe	**82**	98
86	(25)	**13**	USA	**(12)**	111
3	87	**65**	Rest of World	**152**	5
161	111	**114**		**225**	261
			Refining and Marketing		
10	(27)	**39**	UK	**12**	18
241	165	**272**	Rest of Europe	**437**	403
1,357	17	**238**	USA	**255**	2,052
154	132	**136**	Rest of World	**268**	283
1,762	287	**685**		**972**	2,756
			Chemicals		
(33)	(31)	**12**	UK	**(19)**	(83)
19	49	**80**	Rest of Europe	**129**	99
(1)	53	**89**	USA	**142**	12
24	37	**65**	Rest of World	**102**	62
9	108	**246**		**354**	90
			Other businesses and corporate		
(44)	(44)	**(75)**	UK	**(119)**	(120)
8	1	**6**	Rest of Europe	**7**	(12)
(62)	(83)	**(44)**	USA	**(127)**	(120)
(18)	1	**(15)**	Rest of World	**(14)**	21
(116)	(125)	**(128)**		**(253)**	(231)
5,734	2,781	**3,806**		**6,587**	11,930

[a] Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

[b] The special items refer to non-recurring charges and credits. The special items for the second quarter comprise restructuring charges for Exploration and Production and Chemicals, business interruption insurance proceeds and costs related to a pipeline incident in Refining and Marketing, Veba, Solvay and Erdölchemie integration costs and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax rate.

Acquisition Amortization by Business

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
			Exploration and Production		
39	32	**37**	UK	**69**	68
420	281	**268**	USA	**549**	826
32	32	**36**	Rest of World	**68**	67
491	345	**341**		**686**	961
			Refining and Marketing		
98	97	**100**	UK	**197**	202
91	96	**96**	USA	**192**	188
189	193	**196**		**389**	390
680	538	**537**	**Total acquisition amortization**	**1,075**	1,351

Special Items by Business (Pre-Tax)

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
			$ million		
			Exploration and Production		
–	50	**82**	UK	**132**	–
–	–	**–**	Rest of Europe	**–**	–
–	62	**8**	USA	**70**	–
–	15	**–**	Rest of World	**15**	–
–	127	**90**		**217**	–
			Gas, Power and Renewables		
–	–	**–**	UK	**–**	–
–	–	**–**	Rest of Europe	**–**	–
–	–	**–**	USA	**–**	–
–	–	**–**	Rest of World	**–**	–
–	–	**–**		**–**	–
			Refining and Marketing		
28	–	**–**	UK	**–**	43
64	26	**23**	Rest of Europe	**49**	90
4	–	**(137)**	USA	**(137)**	8
13	–	**–**	Rest of World	**–**	21
109	26	**(114)**		**(88)**	162
			Chemicals		
–	–	**22**	UK	**22**	–
–	2	**16**	Rest of Europe	**18**	–
–	30	**5**	USA	**35**	–
–	–	**–**	Rest of World	**–**	–
–	32	**43**		**75**	–
			Other businesses and corporate		
–	–	**–**	UK	**–**	–
–	–	**–**	Rest of Europe	**–**	–
–	–	**–**	USA	**–**	–
–	–	**–**	Rest of World	**–**	–
–	–	**–**		**–**	–
109	185	**19**	**Total special items before interest**	**204**	162
50	–	**–**	Interest - bond redemption charges	**–**	60
159	185	**19**	**Total**	**204**	222

Per Share Amounts

Second Quarter 2001	First Quarter 2002	Second Quarter 2002		First Half 2002	First Half 2001
22,479	22,456	**22,463**	Shares in issue at period end (million)	**22,463**	22,479
3,747	3,743	**3,744**	- ADS equivalent (million)	**3,744**	3,747
22,448	22,403	**22,427**	Average number of shares outstanding (million)*	**22,415**	22,461
3,741	3,734	**3,738**	- ADS equivalent (million)	**3,736**	3,744
			Replacement cost profit after		
2,701	854	**1,509**	exceptional items ($m)	**2,363**	5,769
12.03	3.81	**6.73**	cents/ordinary share	**10.54**	25.68
0.72	0.23	**0.40**	dollars/ADS	**0.63**	1.54
			Replacement cost profit before		
2,648	924	**1,293**	exceptional items ($m)	**2,217**	5,649
11.80	4.12	**5.77**	cents/ordinary share	**9.89**	25.15
0.71	0.25	**0.34**	dollars/ADS	**0.59**	1.51
			Pro forma result adusted for		
3,431	1,582	**2,181**	special items ($m)	**3,763**	7,143
15.29	7.06	**9.72**	cents/ordinary share	**16.78**	31.80
0.92	0.42	**0.59**	dollars/ADS	**1.01**	1.91

* Excludes shares held by the Employee Share Ownership Plans.

Replacement Cost Operating Profit Adjusted for Non-Cash Charges and Certain Other Items

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
4,945	2,058	**3,250**	Replacement cost operating profit (reported) (a)	**5,308**	10,417
2,130	2,153	**2,227**	Depreciation and amounts provided (b)	**4,380**	4,297
22	59	**147**	Exploration expenditure written off	**206**	130
(69)	(122)	**(115)**	Dividends from JVs and associates less share of RCOP	**(237)**	(278)
(5)	(13)	**(3)**	Dividends paid to minority shareholders	**(16)**	(5)
212	(69)	**(48)**	Adjust provisions to cash basis (c)	**(117)**	71
(38)	(13)	**(3)**	Adjust interest and other income to cash basis (d)	**(16)**	(42)
7,197	4,053	**5,455**		**9,508**	14,590
(2,379)	(577)	**(869)**	Tax paid adjusted for certain items *	**(1,446)**	(2,476)
4,818	3,476	**4,586**	**Adjusted RCOP after tax paid**	**8,062**	12,114
			* Calculation of tax paid adjusted for certain items		
(2,382)	(445)	**(927)**	Cash tax paid	**(1,372)**	(2,521)
118	(39)	**160**	Tax charge on exceptional items	**121**	269
(115)	(93)	**(102)**	Tax shield assumption †	**(195)**	(224)
(2,379)	(577)	**(869)**		**(1,446)**	(2,476)
			† Calculation of tax shield assumption		
(384)	(309)	**(342)**	Interest paid	**(651)**	(745)
30%	30%	**30%**	Tax rate assumption (e)	**30%**	30%
(115)	(93)	**(102)**		**(195)**	(224)

(a) Total replacement cost operating profit is before exceptional items, stock holding gains and losses and interest expense.
(b) *Includes depreciation and amortization relating to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.*
(c) Calculated as the net of charge for provisions and utilization of provisions.
(d) Calculated as interest and other income, less interest received and dividends received from the group cash flow statement.
(e) Deemed tax rate for tax shield adjustment is equal to the UK statutory tax rate.

Return on Average Capital Employed

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
			Replacement cost basis		
2,648	924	**1,293**	RC profit before exceptional items	**2,217**	5,649
441	333	**314**	Interest	**647**	887
18	9	**52**	Minority shareholders' interest	**61**	26
3,107	1,266	**1,659**	Adjusted RC profit	**2,925**	6,562
86,241	89,594	**90,774**	Average capital employed	**88,356**	87,360
14.4%	5.7%	**7.3%**	**ROACE - replacement cost basis**	**6.6%**	15.0%
			Pro forma basis		
3,107	1,266	**1,659**	Adjusted RC profit	**2,925**	6,562
680	538	**537**	Aquisition amortization	**1,075**	1,351
53	120	**367**	Special items (post tax)	**487**	83
86,241	89,594	**90,774**	Average capital employed	**88,356**	87,360
21,334	18,590	**18,163**	Average capital employed acquisition adjustment	**18,455**	21,765
64,907	71,004	**72,611**	Average capital employed (pro forma basis)	**69,901**	65,595
23.7%	10.8%	**14.1%**	**ROACE - pro forma basis adjusted for special items**	**12.8%**	24.4%
			Historical cost basis		
2,741	1,296	**2,040**	Historical cost profit (loss) after exceptional items	**3,336**	5,571
441	333	**314**	Interest	**647**	887
18	40	**46**	Minority shareholders' interest	**86**	26
3,200	1,669	**2,400**	Adjusted historical cost profit	**4,069**	6,484
86,241	89,594	**90,774**	Average capital employed	**88,356**	87,360
14.8%	7.5%	**10.6%**	**ROACE**	**9.2%**	14.8%

Net Debt Ratio - Net Debt: Net Debt + Equity

Second Quarter 2001	First Quarter 2002	Second Quarter 2002	$ million	First Half 2002	First Half 2001
20,498	24,531	**21,409**	Gross debt	**21,409**	20,498
1,666	1,665	**1,569**	Cash and current asset investments	**1,569**	1,666
18,832	22,866	**19,840**	Net debt	**19,840**	18,832
66,880	67,481	**68,126**	Equity	**68,126**	66,880
22%	25%	**23%**	Net debt ratio	**23%**	22%
20,933	18,297	**18,028**	Acquisition adjustment	**18,028**	20,933
29%	32%	**28%**	Net debt ratio - pro forma basis	**28%**	29%